August 25, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andrew Mew, Senior Assistant Chief Accountant

Re:	Callaway Golf Company Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 4, 2016 File No. 001-10962

Dear Mr. Mew:

This letter is in response to the comment letter dated August 4, 2016, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for Callaway Golf Company (the “Company”). Set forth below is the Staff’s comment followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis Years ended December 31, 2015 and 2014, page 28

Staff Comment:

1.	Within your MD&A disclosures, we note you discuss several reasons for the change in sales between periods, including a shift in product launch timing and softer market conditions. In addition, on page 30 you describe price increases on certain current year products. Please revise your discussion within this section to quantify the extent to which changes in net sales from year to year are attributable to increases in prices or volume sold. See Item 303(a)(3)(iii) of Regulation S-K. Additionally, in light of the numerous factors disclosed affecting gross profit and segment profitability measures, please revise to quantify each factor attributable to the change, or provide amounts necessary to put these changes in proper context.

Company’s Response:

We respectfully acknowledge the Staff’s comment. The Company will provide additional disclosure in future filings in accordance with Item 303(a)(3)(iii) of Regulation S-K to quantify the extent to which significant changes in net sales year over year are attributable to increases in prices or volumes sold. This level of detail will be provided at the product category level rather than at the consolidated net sales level as it more relevant and meaningful to discuss changes in volume and price by product, and in order to avoid redundancy. We will also quantify significant factors affecting gross profit and segment profitability. The following are examples of the additional disclosures as applied to the Company’s comparative consolidated gross profit, net sales for the woods product category and segment profitability for the golf balls segment for the years ended December 31, 2015 and 2014. The examples have been marked to show the changes from the Company’s prior disclosures. Similar disclosures also will be included in future filings for segment profitability for the golf clubs operating segment and for net sales for the other product categories.

Example: Gross Profit

Gross profit decreased $0.3 million to $357.6 million in 2015 from $357.9 million in 2014. Gross profit as a percent of net sales (“gross margin”) increased 200 basis points to 42.4% in 2015 from 40.4% in 2014. This increase in gross margin was primarily due to ~~(i)~~ an improvement of 419 basis points in price and product mix as a result of a favorable shift in product mix within the irons, putters and golf ball categories~~; (ii)~~, an increase in average selling prices, primarily within the woods category~~; (iii)~~ and a decrease in closeouts and promotional activity~~; and (iv)~~, combined with an increase of 244 basis points as a result of a decline in production costs due to improved operational efficiencies. These ~~increases~~ improvements were partially offset by the decrease in net sales as discussed above, ~~unfavorable~~ the negative impact of changes in foreign currency ~~exchange~~ rates ~~period over period, and~~ on the Company’s sales in foreign regions, which impacted gross margin by 396 basis points, and an increase in club component costs, which negatively impacted gross margin by 65 basis points due to higher cost materials and technology incorporated into certain hybrid and putter product models. On a constant currency basis, gross margin would have increased by 510 basis points in 2015 compared to the gross margin reported in 2014. For a further discussion of gross margin, see “Segment Profitability” below.

Example: Sales by Product

Net sales of woods decreased $47.3 million (18%) to $222.2 million for the year ended December 31, 2015 compared to the prior year. In 2015, changes in foreign currency rates had a negative impact of 6% on net sales of woods. On a constant currency basis, net sales of woods would have decreased by 12% compared to the reported net sales in 2014. This decrease resulted from a 15% decline in sales volume primarily due to a shift in product launch timing resulting in fewer woods product launches during 2015 compared to the prior year. This was partially offset by a 3% increase in average selling prices as a result of price increases on certain current year products compared to their predecessors in 2014.

Example: Segment Profitability

Pre-tax income in the Company’s golf balls operating segment improved to $17.7 million for 2015 from $15.2 million for 2014. This increase was attributable to ~~an increase in gross margin as well as an~~ a $6.1 million increase in net sales as discussed above~~, offset by~~ combined with a $1.0 decrease in cost of goods sold, which resulted in a $7.1 million increase in gross profit (or an increase ~~in operating expenses.~~ of 100 basis points in gross margin). The increase in gross margin was primarily due to a 62 basis point improvement as a result of a favorable shift in price and product mix due to sales of ~~the~~ higher margin Chrome Soft golf balls in 2015, compared to ~~higher~~ sales of lower margin mid- and value-priced golf balls in 2014, partially offset by unfavorable changes in foreign currency exchange rates period over period. The increase in gross profit was partially offset by a $4.6 million increase in operating expenses ~~was due to~~ resulting primarily from an increase in marketing spending on golf balls period over period, partially offset by favorable changes in foreign currency exchange rates on expenses.

Acknowledgment

As requested, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Lynch at (760) 804-4056 if you have any further questions or require any further information.

Very truly yours,

/s/ Jennifer Thomas
Jennifer Thomas Vice President and Chief Accounting Officer

Cc: Ms. Kristin Shifflett